UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41982

Auna S.A.

(Exact name of registrant as specified in its charter)

 6, rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GENERAL MEETINGS OF SHAREHOLDERS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Auna S.A. (“Auna” or the “Company”) with the Securities and Exchange Commission (the “SEC”) to provide shareholders with important information concerning the Special Meeting of Shareholders (the “Shareholders’ Meeting”) to be held on December 30, 2024 at 3:00 pm (CEST). The Shareholders’ Meeting will be held at 6 Rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg.

The Company is attaching to this Form 6-K: (i) the convening notice and agenda for the Shareholders’ Meeting and (ii) a copy of the voting instructions form for the Shareholders’ Meeting to vote any shares.

Shareholders of record on November 21, 2024 may vote their shares and submit a voting instruction form by following the instructions provided with the voting instructions form sent to them on or about November 27, 2024.

Shareholders may submit questions in advance by contacting our investor relations department at contact@aunainvestors.com.

TABLE OF CONTENTS

EXHIBIT
99.1	Convening Notice to the Shareholders’ Meeting.
99.2	Voting Instructions Form for the Shareholders’ Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: December 2, 2024